SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): Form 10-K Form 11-K Form 20-F X Form 10-Q ; Form N-SAR
For Period Ended:	June 30, 2000

Transition Report on Form 10- K	Transition Report on Form 10-Q
Transition Report on Form 20- F	Transition Report on Form N-SAR
Transition Report on Form 11- K

For the Transition Period Ended:
Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	The Colonel's International, Inc.
Former name if applicable

Address of principal executive office (Street and number)
951 Aiken Road
City, state and zip code	Owosso, Michigan 48867

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

X

(a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)     The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)     The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant was unable to complete its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 because it has not yet completed its financial statements for that period. The Registrant hopes to complete these financial statements and file the 10-Q shortly. The primary reason that financial statements could not be completed on time is due to ongoing research with the Registrant's accountants as to the proper way to account for recent asset sales, which involve complex issues. While the Registrant and its accountants have been working to resolve these matters, they were unable to complete the financial statements and other items to be included in the Registrant's Form 10-Q for the quarter ended June 30, 2000 on a timely basis. See Appendix A.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Gregory Strzynski	517	423-4800
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

		X Yes No

(3)  It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		X Yes No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant's revenues for the second quarter of 2000 were approximately $5,602,000, compared to approximately $10,086,000 for the second quarter of 1999. The reasons for this decline will be discussed in detail in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the forthcoming Form 10-Q for the second quarter of 2000.

     Additionally, in June 2000, the Company sold its corporate headquarters in Tecumseh, Michigan, recognizing a gain of approximately $1,911,000 in the second quarter of 2000. See the Company's Form 8-K filed on July 12, 2000 for further information concerning this matter.

     Further discussion of anticipated changes from the second quarter of 1999 cannot be provided at this time due to the reasons set forth in Part III of this Form 12b-25.

The Colonel's International, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	August 15, 2000	By	/s/Gregory Strzynski
Gregory Strzynski Chief Financial Officer

Appendix A

DELOITTE &
TOUCHE LLP
	6th Floor	Telephone: (734) 769-6200
	101 North Main Street	Facsimile: (734) 769-2612 or
	Ann Arbor, Michigan 48104-1411	(734) 769-2178

August 15, 2000

Mr. Gregory Strzynski
The Colonel's International, Inc.
5550 Occidental Highway
Tecumseh, Michigan 49286

Dear Mr. Strzynski:

This statement is necessary pursuant to Regulation 12B of the Securities Exchange Act of 1934 as an exhibit to Form 12b-25 for The Colonel's International, Inc. (the "Company"). As of the date of this letter, Deloitte & Touche LLP has not completed its quarterly review of the consolidated financial statements of the Company for the three months ended June 30, 2000 as the Company and Deloitte & Touche LLP are working to resolve various issues relating to the accounting treatment of certain recent asset sales. Accordingly, Deloitte & Touche LLP is not yet in a position to complete our review.

Deloitte & Touche LLP consents to the use of this statement as an exhibit to the Form 12B-25.

Yours truly,

/s/ Deloitte & Touche LLP

__________________

Deloitte Touche
Tohmatsu
International